Exhibit 1.01

Conflict Minerals Report for the Year Ended December 31, 2021

Introduction

Hamilton Beach Brands Holding Company operates through its wholly owned subsidiary Hamilton Beach Brands, Inc. (“HBB”) (collectively the “Company”). HBB is a leading designer, marketer, and distributor of a wide range of branded, small electric household and specialty housewares appliances, as well as commercial products for restaurants, fast food chains, bars, and hotels. HBB operates in the consumer and commercial markets. Certain products sold by HBB contain necessary conflict minerals.

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) issuers whose manufactured products contain certain minerals which are necessary to the functionality or production of their products. These minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG” or “Conflict Minerals”). The Rule focuses on 3TG emanating from the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (together with the DRC, the “Covered Countries”). If an issuer has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries and that they may not be from recycled or scrap sources, or if it is unable to determine the country of origin of those Conflict Minerals, then the issuer must submit a CMR to the SEC that includes a description of the due diligence measures that it undertook with respect to the Conflict Minerals' source and chain of custody.

This CMR relates to the process undertaken for HBB products that were manufactured, or contracted to be manufactured, during calendar year 2021 and that contain Conflict Minerals.

Executive Summary

HBB performed a Reasonable Country of Origin Inquiry ("RCOI") on suppliers believed to provide HBB with materials or components containing 3TGs necessary to the manufacturing of HBB’s products. Through its RCOI process, HBB determined that it does not contract to manufacture products that contain gold, tantalum, or tungsten, but it does contract to manufacture products that contain tin. HBB’s suppliers identified 49 valid tin smelters and refineries (“smelters”). Of these 49 smelters, HBB identified four as sourcing (or there was a reason to believe they may be sourcing) from the Covered Countries. HBB’s due diligence review indicated that all four of these smelters have been audited and recognized as conflict free by the Responsible Minerals Assurance Process (“RMAP”).

Company Management Systems

HBB established a management system according to Step 1 of the OECD Due Diligence Guidance. HBB’s system included the following:
•Step 1A - Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas.
◦Implemented a conflict minerals policy;
◦Publicized the policy at https://hamiltonbeach.com/social-accountability-policy; and,
◦Communicated the policy directly to suppliers as part of RCOI process.
•Step 1B - Structure internal management to support supply chain due diligence.
◦Maintained an internal cross functional team to support supply chain due diligence;
◦Appointed a member of senior staff with the necessary competence, knowledge and experience to oversee supply chain due diligence; and
◦Invested the resources necessary to support the operation and monitoring of these processes, including internal resources and external consulting support.
•Step 1C - Establish a system of transparency, information collection and control over the supply chain.
◦Implemented a process to collect required supplier and smelter RCOI and due diligence data. Full details on the supply chain data-gathering are included in the RCOI and due diligence sections of this CMR.
•Step 1D - Enhance company engagement with suppliers.
◦Engaged suppliers directly during RCOI process;
◦Reviewed supplier responses as part of RCOI process;
◦Added conflict minerals compliance to new supplier contracts and HBB’s supplier code of conduct; and
◦Implemented a plan to improve the quantity and quality of supplier and smelter responses year-over-year.

•Step 1E - Establish a company and/or mine level grievance mechanism.
◦Recognized the RMAP’s three audit protocols for gold, tin/tantalum, and tungsten as valid sources of smelter or mine level grievances; and
◦HBB’s ethics violations reporting system allows employees to voice, confidentially without any fear of retribution, any concerns with suspected violations of HBB’s conflict minerals policy.

Reasonable Country of Origin Inquiry (RCOI)

HBB designed its RCOI process in accordance with Step 2A and 2B of the OECD Due Diligence Guidance. HBB’s RCOI process involved two stages:

•Stage 1 - Supplier RCOI (Step 2A of the OECD Due Diligence Guidance); and
•Stage 2 - Smelter RCOI (Step 2B of the OECD Due Diligence Guidance).

Supplier RCOI

HBB designed its supplier RCOI process in accordance with Step 2A of the OECD Due Diligence Guidance. HBB’s supplier RCOI process for the 2021 reporting period included the following:

•Developed a list of suppliers providing 3TG containing components to HBB;
•Contacted each supplier and requested the industry standard Conflict Minerals Reporting Template (“CMRT”) including smelter information;
•Reviewed supplier responses for accuracy and completeness; and
•Amalgamated supplier provided smelters into a single unique list of smelters meeting the definition of a smelter under one of three industry recognized audit protocols.

For the 2021 reporting period, HBB’s RCOI process was executed by Claigan Environmental Inc. (“Claigan”).

HBB’s suppliers identified 49 smelters in their supply chain. The specific list of smelters is included in the Smelter and Refineries section at the end of this CMR.

Smelter RCOI

Due to the overlap between supplier RCOI and smelter due diligence, the smelter RCOI process is summarized in the due diligence section of this CMR.

Due Diligence

HBB’s Due Diligence Process was designed in accordance with the applicable sections of Steps 2, 3 and 4 of the OECD Due Diligence Guidance.

Smelter RCOI and Due Diligence

HBB’s smelter RCOI and due diligence process were designed to:

•Identify the scope of the risk assessment of the mineral supply chain (OECD Step 2B);
•Assess whether the smelters/refiners have performed all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas (OECD Step 2C); and
•Perform joint spot checks at the mineral smelter/refiner’s own facilities, as necessary, through participation in industry-driven programs (OECD Step 2D).

HBB’s smelter RCOI and Due Diligence Process included the following for each smelter identified in HBB’s supply chain:

•Direct engagement of the smelter to determine whether the smelter sourced Conflict Minerals from the DRC or surrounding countries that were not from recycled or scrap sources;
•For smelters that declared directly (e.g., email correspondence, publicly available conflict minerals policy, or information available on their website) or through their relevant industry association that they did not source Conflict Minerals from the DRC or surrounding countries that were not from recycled or scrap sources, and were not recognized as conflict free by the RMAP, HBB reviewed publicly available information to determine if there was any contrary evidence to the smelter’s declaration. The sources reviewed included:
◦Public internet search (Google) of the facility in combination with each of the Covered Countries;
◦Review of specific Non-Governmental Organizations (“NGO”) publications. NGO publications reviewed included:
•Enough Project;
•Global Witness;
•Southern Africa Resource Watch;
•Radio Okapi; and
•The most recent UN Group of Experts report on the DRC.
•For smelters that did not respond to direct engagement, HBB reviewed publicly available sources to determine if there was “any reason to believe” that the smelter may have sourced from the Covered Countries during the reporting period.
◦HBB reviewed the same sources as those used to compare against smelter sourcing declarations.
•For “high-risk smelters” (i.e., smelters that are sourcing from or there is reason to believe they may be sourcing from the Covered Countries and not conformant to the RMAP), HBB communicated the risk to a designated member of senior management (OECD Step 3A) and conducted risk mitigation on the smelter according to OECD Step 3B.

For the 2021 reporting period, HBB’s smelter RCOI and Due Diligence process was executed by Claigan.

HBB’s suppliers identified 49 smelters. HBB identified four smelters that source, or there is a reason to believe they may source, Conflict Minerals from the Covered Countries that are not from recycled or scrap sources. HBB determined that all four of these smelters have been audited and recognized as conflict free by the RMAP.

Improvement Plan

HBB is taking and will continue to take the following steps to improve its due diligence process so as to further mitigate any risk that the necessary conflict minerals in HBB’s products could directly or indirectly benefit or finance armed groups in the Covered Countries:

•Including a conflict minerals provision in all new and renewing supplier contracts;
•Including Conflict Minerals compliance in HBB’s supplier code of conduct;
•Continuing to encourage suppliers to obtain current, accurate and complete information about the smelters in their supply chain; and
•Encouraging smelters sourcing from Covered Countries to be conformant to the RMAP.

Smelters and Refineries

HBB’s suppliers identified the following smelters in HBB’s supply chain in the 2021 reporting period:

Metal	Smelter
Tin	Alpha
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.
Tin	China Tin Group Co., Ltd.
Tin	Dowa
Tin	EM Vinto
Tin	Fenix Metals
Tin	Gejiu Kai Meng Industry and Trade LLC
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.
Tin	Gejiu Zili Mining and Metallurgy Co., Ltd.
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.
Tin	HuiChang Hill Tin Industry Co., Ltd.

Tin	Jiangxi New Nanshan Technology Ltd.
Tin	Luna Smelter, Ltd.
Tin	Ma'anshan Weitai Tin Co., Ltd.
Tin	Magnu's Minerais Metais e Ligas Ltda.
Tin	Malaysia Smelting Corporation (MSC)
Tin	Melt Metais e Ligas S.A.
Tin	Metallic Resources, Inc.
Tin	Metallo Belgium N.V.
Tin	Metallo Spain S.L.U.
Tin	Mineração Taboca S.A.
Tin	Minsur
Tin	Mitsubishi Materials Corporation
Tin	Modeltech Sdn Bhd
Tin	O.M. Manufacturing (Thailand) Co., Ltd.
Tin	O.M. Manufacturing Philippines, Inc.
Tin	Operaciones Metalúrgicas S.A.
Tin	PT Artha Cipta Langgeng
Tin	PT ATD Makmur Mandiri Jaya
Tin	PT Bangka Serumpun
Tin	PT Bukit Timah
Tin	PT Mitra Stania Prima
Tin	PT Prima Timah Utama
Tin	PT Refined Bangka Tin
Tin	PT Stanindo Inti Perkasa
Tin	PT Timah Tbk Kundur
Tin	PT Timah Tbk Mentok
Tin	PT Tinindo Inter Nusa
Tin	Resind Indústria e Comércio Ltda.
Tin	Rui Da Hung
Tin	Soft Metals Ltda.
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.
Tin	Thaisarco
Tin	Tin Technology & Refining
Tin	White Solder Metalurgia e Mineração Ltda.
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.
Tin	Yunnan Tin Company Limited

Four of the smelters above declared to be sourcing or there was reason to believe may be sourcing Conflict Minerals from the Covered Countries that are not from recycled or scrap sources.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence and are based on the infrastructure and information available at the time. HBB’s due diligence process has not been audited by an independent third-party auditor. A number of factors could introduce errors or otherwise affect the statements made in this report. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, confusion by suppliers over requirements of SEC final rules, gaps in supplier and/or smelter education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation errors, oversights or errors in third-party conflict free smelter audits, DRC sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, companies going out of business in 2021, and smuggling of DRC conflict minerals to countries beyond the Covered Countries.

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